Contact

www.linkedin.com/in/ellm
(LinkedIn)

Top Skills

Marketing
Marketing Strategy
Entertainment

Eric Murphy

Founder/CEO at Scream Truck & Implse
New York, New York, United States

Experience

Scream Truck
Founder/CEO
March 2020 - Present (4 years 1 month)
New Jersey, United States

A fleet of experiential, on-demand ice cream trucks delivering 'soft scream' treats and feel good music to your house or special event. Franchise opportunities coming in 2023! www.screamtruck.com

Implse
Founder/CEO
March 2020 - Present (4 years 1 month)
New Jersey, United States

Industry changing SaaS product for food trucks and other consumer brands that want to increase revenue by adding efficient, optimized, on-demand delivery. The platform also features on-line event booking, route navigation, and real-time customer service/communication.

Condé Nast
EVP, Experiences
March 2017 - March 2020 (3 years 1 month)
Greater New York City Area

Built a dynamic brand experience agency within Condé Nast, comprised of experiential marketing (Pop2Life), event technology (Concierge.com), branded content, and licensing.

Worked on Vogue's Forces of Fashion conference, The New Yorker Festival, Bon Appetit's Hot 10, Glamour Women of The Year, WIRED Festival, Teen Vogue Summit, Pitchfork Music Festival, and many more.

Concierge.com by Condé Nast
Founder/CEO
May 2012 - March 2017 (4 years 11 months)
New York, New York

Acquired by Condé Nast in March, 2017.

Concierge.com is a cloud-based event concierge platform that customizes and manages the guest experience for high profile, large-scale events and brand activations.

Pop2Life: A Condé Nast Agency
Founder/CEO
May 2003 - March 2017 (13 years 11 months)
New York, New York

Acquired by Condé Nast in March, 2017.

An award-winning experiential marketing agency specializing in media, entertainment, and pop culture brands. Worked with A-list music artists and record labels, major TV and cable networks, movie studios, and radio companies. Long-term clients included Disney, iHeart Media, HGTV, AMC, TBS, MTV Networks (MTV, VH1, Comedy Central), DreamWorks, Warner Bros, Universal Music, Sony, Showtime, and many more.

Created high profile, branded entertainment partnerships to launch new albums from Katy Perry (2x), Rihanna, Taylor Swift, Enrique Iglesias, Jason Aldean, and more. Created the HGTV Lodge (featured for 5 years during CMA Fest in Nashville) which featured 4 days of intimate, VIP performances from A-list country music artists inside a custom designed, 2 story, stand-alone structure that was built each year in just 7 days.

Sold 50% stake in the company in 2013 to Azoff/MSG Entertainment (a joint venture between Irving Azoff and Madison Square Garden Company).

RCA Records
8 years

Vice President, Promotion & Marketing
1999 - 2003 (4 years)
New York, New York

Created and executed multi-faceted artist marketing & promotion campaigns involving radio, retail, events, and high profile VIP experiences. Instrumental in the development and success of major pop and rock artists/groups including Christina Aguilera, N*SYNC, Dave Matthews Band, Foo Fighters, Robyn, Natalie Imbruglia, and many more. Youngest senior executive in the history of the label overseeing 15 regional Marketing & Promotion managers across the U.S.

Director, Promotion/Marketing
1995 - 1999 (4 years)
Detroit, MI and New York, New York

iHeartMedia
Z100/New York Part-Time/Swing On-Air Talent
June 1997 - September 1999 (2 years 4 months)
New York, New York

iHeartRadio
KKRZ/Portland Assistant Program Director, Music Director, Afternoon
Drive On-Air Talent
1993 - 1995 (2 years)
Portland, Oregon

WENZ-FM (107.9 THE END)/Cleveland, OH
Assistant Program Director, Music Director, Evening On-Air Talent
1991 - 1993 (2 years)
Cleveland, Ohio

_____

Education

School of Hard Knocks
I didn't go to college, Learned while I earned!